May 23, 2018

John Reynolds

Assistant Director, Office of Natural Resources

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Concho Resources Inc.

Registration Statement on Form S-4

Filed April 20, 2018

File No. 333-224354

Dear Mr. Reynolds:

On behalf of Concho Resources Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on April 20, 2018 (the “Registration Statement”) contained in the Staff’s letter dated May 17, 2018 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.

The Merger, page 65

1.	Please revise to expand your disclosures with respect to the RSP board’s open items of priorities as of the March 25, 2018 meeting, and explain how Concho and RSP arrived at the agreement for RSP board representation.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 74 and 75 of Amendment No. 1.

Securities and Exchange Commission

May 23, 2018

Recommendation of the Concho Board of Directors and Reasons for the Merger, page 75

2.	We note your disclosure on page 76 that Concho’s expectation that the merger will produce in excess of $2 billion in operational and other synergies was a factor in the Concho board’s recommendation of the merger. We further note that Morgan Stanley considered and relied on the synergies calculated by Concho management in its accretion/dilution analysis. Please revise to quantify the assumptions relied upon by Concho management to calculate the amount of expected synergies. Also, expand the discussion of the Concho board’s consideration of these synergies in their approval of the merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 77 of Amendment No. 1 to provide the qualitative components underlying the calculation of the $2 billion in operational and other synergies identified by Concho management. As discussed with the Staff on May 22, 2018, the Company respectfully submits that quantifying the assumptions underlying each component of the expected synergies is not material to investors in light of the aggregate synergies figure provided in the Registration Statement. The Company does not believe that quantifying the assumptions will enhance the investors’ understanding of the Company’s future financial performance and results of operations in any material respect. In addition, Morgan Stanley did not use or rely upon the $2 billion in operational and other synergies in its financial analyses or in rendering its fairness opinion, other than the estimated pre-tax annual corporate level cash savings of $45 million (and then only in its Accretion / Dilution Analysis). Further, the Company considers the quantitative assumptions underlying the expected synergies competitively sensitive, and such information generally has not been provided by or requested from other companies in the Company’s industry, which could harm the Company’s competitive position if disclosed. For example, with this information a competitor could determine Concho’s expected synergies on a well-by-well basis, which would provide a competitive advantage in future sales processes. For these reasons, the Company believes the quantitative assumption information is not required to be included in the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 1 to clarify that Morgan Stanley’s Accretion / Dilution Analysis was based in part on the estimated pre-tax annual corporate level cash savings of $45 million (as provided by Concho management). In addition, the Company has revised the disclosure on page 82 of Amendment No. 1 to explicitly state that Morgan Stanley did not use or rely upon the $2 billion in operational and other synergies in its financial analyses or in rendering its fairness opinion, other than the estimated pre-tax annual corporate level cash savings of $45 million in its Accretion / Dilution Analysis.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No. 1 to clarify that the Concho board considered and discussed the $2 billion in operational and other synergies at the March 26 meeting of the Concho board in connection with the Concho board’s approval of the merger agreement.

Securities and Exchange Commission

May 23, 2018

Opinion of Morgan Stanley, Concho’s Financial Advisor, page 78

Comparable Company Analysis, page 81

3.	Please revise to disclose the multiples implied by the comparable companies that were used to derive the reference ranges applied in this analysis to each of Concho and RSP. In addition, please revise to explain how Morgan Stanley selected the reference range it applied to Concho’s Aggregate Value to Current Production (Boepd) metric as the range applied appears to be higher than the range implied for this metric by the comparable companies. Please make similar revisions to the comparable company analysis prepared by TPH.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 83 and 101 of Amendment No. 1.

Precedent Transactions Analysis, page 82

4.	Please revise to disclose the multiples implied by the precedent transactions that were used to derive the reference ranges applied in this analysis to each of Concho and RSP. In addition, please revise to explain how the reference ranges were selected as the ranges appear to be higher than the ranges implied by the precedent transactions. Please make similar revisions to the precedent transactions analysis prepared by TPH.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 85 and 104 of Amendment No. 1.

Net Asset Valuation Analysis, page 84

5.	Please revise to quantify the material assumptions, including the discount rates, which were used in this analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of Amendment No. 1.

6.	Revise to describe Morgan Stanley’s assumptions for assuming a tax rate of 23%.

Response: The Company respectfully notes that the assumed tax rate of 23% was provided by Concho management, as disclosed in our Net Asset Valuation Analysis on page 86 of Amendment No. 1. In addition, the Company has revised the disclosure on page 86 of Amendment No. 1 to note that the assumed tax rate of 23% is based on the estimated blended federal and state income tax rate using currently enacted tax rates.

Accretion/Dilution Analysis, page 88

7.	Please disclose the accretion rates which resulted from this analysis. In addition, please quantify the material assumptions which were used in this analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 90 and 91 of Amendment No. 1.

Securities and Exchange Commission

May 23, 2018

Opinion of TPH, RSP’s Financial Advisor, page 94

8.	We note that TPH considered synergies projected by management of RSP in rendering its financial opinion. Please revise to disclose the synergies and the related assumptions which TPH considered from management of RSP.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 97 of Amendment No. 1.

Net Asset Value Analysis, page 98

9.	Please revise to quantify the material assumptions which were used in this analysis. In this regard, please define and quantify the unlevered free cash flows used in this analysis and in your discounted cash flow analysis. Please also disclose the years for which unlevered free cash flows were projected for this analysis.

Response: In response to the Staff’s comment regarding the definition and quantification of the unlevered free cash flows used in TPH’s discounted cash flow analysis (including the years for which the unlevered free cash flows were projected by management of RSP and Concho for TPH’s discounted cash flow analysis), the Company has revised the disclosure on page 105 of Amendment No. 1.

In response to the Staff’s comment regarding the definition of unlevered free cash flows used in TPH’s net asset value analysis, the Company respectfully refers the Staff to page 100 of Amendment No. 1, in which the source of the cash flows (the respective resource forecasts) are described along with the calculation of net asset value. With respect to the Staff’s comment regarding quantification of unlevered free cash flows used in the net asset value analysis, the Company respectfully notes for the Staff that, as disclosed on page 100 of Amendment No. 1, net asset value is a present value calculation over the entire economic life of the subject assets, and accordingly involves analysis of cash flows for a period of over 50 years. The Company believes that a disclosure of projected cash flow data for such a period is not consistent with market practice and would not serve to meaningfully inform the Company’s or RSP’s investors. The Company believes that the current disclosures with respect to TPH’s net asset value analysis which include a description of the net asset value calculation, the discount rates used and the implied reference ranges, are sufficient to describe TPH’s analysis.

Precedent Premiums Paid, page 103

10.	Please disclose or clarify that the 16 U.S. upstream corporate transactions selected for this analysis are referred to previously on page 100.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 1 to clarify that the 16 U.S. upstream corporate transactions that TPH selected for its precedent premiums paid analysis (the “Precedent Premiums Paid Analysis”) were not the same as the U.S. upstream corporate transactions that TPH selected for its selected transaction analysis (the “Selected Transaction Analysis”) which were referred to previously on page 100 of the Registration Statement. In conducting its Selected Transaction Analysis, TPH selected U.S. upstream corporate transactions with transaction values of over $1 billion occurring since 2009, the result of which included transactions in which the stock component of the consideration paid ranged from 0% to 100%. In conducting its Precedent Premiums Paid Analysis, TPH selected U.S. upstream corporate transactions with transaction values of over $1 billion and in which the stock component of the consideration paid was equal to or greater than

Securities and Exchange Commission

May 23, 2018

50%. The Company also respectfully advises the Staff that, as noted in the Registration Statement, TPH’s Precedent Premiums Paid Analysis was included for reference purposes only and was not utilized in TPH’s determination of the fairness, from a financial point of view, of the merger consideration to be received by the holders of eligible shares pursuant to the merger agreement.

Concho Unaudited Forecasted Financial Information, page 104

11.	Please disclose the management projections of Concho for years 2021 and 2022.

Response: As discussed with the Staff on May 22, 2018, the Company respectfully submits that the management projections of Concho for the years 2021 and 2022 are not required to be included in the Registration Statement because such projections were not relied on by the Concho board in approving the merger agreement, were not relied on by Morgan Stanley in its financial analyses or fairness opinion, and are not material. As disclosed in the Registration Statement, Concho does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. The further from the present such projections are made, the more uncertain, unpredictable and subjective they become. For this reason, the Concho board did not rely upon the Concho management projections for the years 2021 and 2022 when considering the merger and approving the merger agreement. Further, Morgan Stanley did not use or rely upon the Concho management projections for the years 2021 and 2022 for any of its financial analyses or in rendering its fairness opinion. Lastly, the Company does not believe that including the Concho management projections for the years 2021 and 2022 will enhance the investors’ understanding of the Company’s future financial performance and results of operations in any material respect, particularly as the projections are uncertain and did not factor into the consideration of the merger by the Concho board or the financial analysis or fairness opinion of Morgan Stanley. For these reasons, the Company believes that the management projections of Concho for the years 2021 and 2022 are not required to be included in the Registration Statement.

Unaudited Pro Forma Combined Financial Statements, page 158

General

12.	Please update the historical and pro forma financial information in your filing to comply with Rules 3-12 and 11-02(c) of Regulation S-X.

Response: The historical and pro forma financial information in the Registration Statement has been updated to comply with Rules 3-12 and 11-02(c) of Regulation S-X.

13.	Please expand your disclosure pertaining to pro forma adjustment (i) on page 165 to explain how the $8.78 billion ascribed to oil and gas properties to be acquired is apportioned to the properties based on their status, taking into account reserve classifications, also considering whether the properties are developed and whether the properties are producing. Please indicate how your allocations compare to the historical amounts, and address any change in depletion rates or other factors necessary to understand your computation of pro forma DD&A expense.

Response: In response to the Staff’s comment, the Company has updated the preliminary purchase price allocation in Note 2 on page 170 of Amendment No. 1 to the unaudited pro forma financial statements to illustrate the bifurcation of the fair value of oil and natural gas properties apportioned based on reserve status between proved and unproved reserves. The related pro forma adjustment on the unaudited pro forma combined balance sheet (adjustment (b)) was calculated as the difference between the estimated fair value, calculated under the fair value guidance in ASC 820, and RSP’s historical book value. The pro forma adjustment resulted in an increase in the basis of the oil and natural gas properties. The higher fair value of properties as compared to historical value is due to many factors, a primary factor being higher commodity prices and continued improvement of well economics due to technology advances for undeveloped reserves.

The increased basis of the oil and natural gas properties was used in the calculation of the pro forma DD&A expense as if the basis had been increased as of January 1, 2017 (as required by Rule 11-02(b)(6) of Regulation S-X). The pro forma DD&A expense and depletion rates is higher than historical DD&A expense due almost entirely to the higher value of oil and natural gas properties, as described above, used in the pro forma DD&A expense calculation. The Company has expanded the disclosure of the pro forma adjustment to DD&A expense on page 172 of Amendment No. 1 to include an explanation of the impact of the increase in the basis of proved oil and gas properties on the calculation of DD&A expense.

Securities and Exchange Commission

May 23, 2018

The table below presents a summary of the apportionment by reserve status of the fair value of the oil and natural gas properties in the preliminary purchase price allocation as of March 31, 2018 as well as a comparison of the pro forma and historical depletion rates for the year ended December 31, 2017 and for the quarter ended March 31, 2018.

Comparison of Fair Value to Historical Book Value:	(in billions)
Oil and Natural Gas Properties	Fair Value (a)	Book Value as of March 31, 2018	Change
Proved	$4.9	3.3	$1.6
Unproved	$4.1	2.9	$1.2

Total	$9.0	6.2	$2.8

Depletion Rate Increase:	Rate per BOE
Period	Pro forma rate	RSP Historical (b)	Change
Year ended December 31, 2017	$16.09	$15.58	$0.51
Quarter ended March 31, 2018	$16.21	$15.14	$1.07

Notes

(a) Fair value calculated pursuant to ASC 820

(b) Rate adjusted based on two-stream production

*    *    *

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. Please direct any questions or comments regarding this letter to me at (212) 558-7931 or veeraraghavank@sullcrom.com.

Very truly yours,

/s/ Krishna Veeraraghavan
Krishna Veeraraghavan

cc:	Loan Lauren P. Nguyen

Irene Barberena-Meissner

Joseph Klinko

Lily Dang

(Securities and Exchange Commission)

Travis L. Counts

Brenda R. Schroer

(Concho Resources Inc.)

Joseph B. Frumkin

(Sullivan & Cromwell LLP)

James E. Mutrie

(RSP Permian, Inc.)

Douglas E. McWilliams

Stephen M. Gill

Lande A. Spottswood

(Vinson & Elkins LLP)